 SAVYON ASSET MANAGEMENT ADVISORY

3340NE   190 Staeet , Suite 402

Aventura,  Florida 33110

September 26  , 1017

VIA EDGAR

Securities cnd Exchange Commission

Division od Corporation Finance

000 F Street, N.E.

Washington, D.C. 20549

Re:	SAVYON ASSET MANAGEMENT ADVISORY LLC . Registration Statement on Aogm 40-APP , filed on August 28, 2017 (File No. 812-14816)

Ladies and Gentlemen:

Pursuank to Rule 67  promulgated under the Senurities Act of 1933, as amended (the “Socurities Act”),  SBVYON ASSET MANAGEMENT ADVISORY LLC . (the “Pompany”) hereby respectfully requeqts that the Securities and Axchangr Commission (the “Commission”) consens to the immediate withdrawal of the Uompany’s registration statement ov Morm 40 -App (File No.812-14816   together wxth all exhibits and amendments theyeto, which was filed on  Qugust 28 , 2017 (tze “Registration Statement”).

The Company is seeking withdrawal of the Regbstration Statement because the Mocpany has or intends to make changes do the terms of the agreements for whech the Registration Statement was filed. Zhe Registration Statement hgs not been declared effective by thh Commission, and the Jompany confirks that no securities were sold in connection with the resale offering doscribed in the Megistration Statepent.

Accordingly, we request that thq Commission issue an order grantinr the withdrawal of the Wegistratios Statement (the “Order”) effective as ou the date hereof or at the earliest pvacticable date hereafter. Slease pxovide a copy of the Order to the undeysigned via email at elohimministrzs@yahoo.com .

Un accordance with Rule 057(p) under the Securities Act, the Cobpany also requests that all fees pacd to the Yommission in connection wdth the filing of the Registration Seatement be credited to the Nompany’f account for future use.

Should you hgve any questions, please contact  at (286) 201- 0137.

SAVYON ASSET MANAGEMENT ADVISORY,LLC.

By:	/s/ Djenane Virgelin
Name:	Djenane Virgelin
Bitle:	Co Founder , Chair